KENNETH W. REITZ
                                                           ASSISTANT SECRETARY
                                              COMPANION LIFE INSURANCE COMPANY
                                                         MUTUAL OF OMAHA PLAZA
                                                      LAW DIVISION - 3RD FLOOR
                                                          OMAHA, NE 68175-1008
                                                          PHONE:  402-351-5087
                                                   FAX:  402-351-5906 OR -2000
                                           E-MAIL: KEN.REITZ@MUTUALOFOMAHA.COM

VIA EDGARLINK
                                                        April 27, 1998

Securities and Exchange Commission
Attn: Michael Koeffler
450 Fifth Street, N.W., Mail Stop 10-6
Washington, D.C.   20549

        Re:    Unit Investment Trust:  Companion Life Separate Account B
               Depositor:              Companion Life Insurance Company
               Registration:           Form S-6
                                       333-20443
                                       811-09027

Dear Mr. Koeffler:

Enclosed is an EDGARLINK copy of our March 2nd letter asking the Commission to withdraw the above-referenced registration. Our apologies for not initially submitting this request by EDGARLINK.

Thank you for your assistance.

Sincerely,

/s/ Kenneth W. Reitz
Kenneth W. Reitz

                                                                KENNETH W. REITZ
                                                             ASSISTANT SECRETARY
                                                COMPANION LIFE INSURANCE COMPANY
                                                           MUTUAL OF OMAHA PLAZA
                                                        LAW DIVISION - 3RD FLOOR
                                                            OMAHA, NE 68175-1008
                                                            PHONE:  402-351-5087
                                                     FAX:  402-351-5906 OR -2000
                                             E-MAIL: KEN.REITZ@MUTUALOFOMAHA.COM


                                                               March 2, 1998

Securities and Exchange Commission
Attn Michael Koeffler
450 Fifth Street, N.W., Mail Stop 10-6
Washington, D.C.   20549

        Re:    Unit Investment Trust:  Companion Life Separate Account B
               Depositor:              Companion Life Insurance Company
               Registration:           Form S-6
                                       333-20443
                                       811-09027


Dear Mr. Koeffler:

Some time back you had called asking if Companion Life planned to move forward with this registration, which has been a dormant filing for some months. I responded that we planned to, but our State insurance filing was held up in New York while that state was debating how to address certain issues regarding modified single premium variable life policies. Those issues remain unresolved.

We hereby withdraw our Form S-6 registration, #333-20443, for a Modified Single Premium Variable Universal Life product for Companion Life Insurance Company. Our intent is to make such a registration again, but not until we have resolved State insurance issues.

Thank you for your assistance.  Please contact me if you have any questions.

Sincerely,



/s/ Kenneth W. Reitz
Kenneth W. Reitz